EXHIBIT 12

TENNECO INC. AND CONSOLIDATED SUBSIDIARIES
COMBINED WITH 50% OR LESS OWNED UNCONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Six Months Ended June 30,
	2017	2016
	(Millions)
Net income attributable to Tenneco Inc. *	$56	$139
Add:
Interest expense	35	52
Portion of rental representative of the interest factor	12	11
Income tax expense *	25	73
Noncontrolling interests *	32	31
Amortization of interest capitalized	2	2
Undistributed losses of affiliated companies in which less
than a 50% voting interest is owned	1	—
Earnings as defined *	$163	$308
Interest expense	35	52
Interest capitalized	4	3
Portion of rentals representative of the interest factor	12	11
Fixed charges as defined	$51	$66
Ratio of earnings to fixed charges *	3.20	4.67

* Financial statements for 2016 and first quarter 2017 have been revised for certain immaterial supplier cost reduction payments that Tenneco determined should have been recognized in future periods and for cost of sales expense that should have been accrued in prior periods for substrate liabilities.